Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Funds. Accordingly, the following amounts have been reclassified for March 31, 2008. Net assets of the Fund were unaffected by the reclassifications:

                                                                 INCREASE TO
                                REDUCTION TO                 ACCUMULATED NET
                             PAID-IN CAPITAL               INVESTMENT INCOME
----------------------------------------------------------------------------
Minnesota Fund                            $1                              $1


The tax character of distributions paid during the year ended March 31, 2008 and for the period ended March 31, 2007 was as follows:

                                        YEAR ENDED              PERIOD ENDED
MINNESOTA FUND                      MARCH 31, 2008            MARCH 31, 2007
-----------------------------------------------------------------------------
Distributions paid from:
Exempt-interest dividends                $ 810,725                  $ 99,055
Ordinary Income                                507                        --
                                   -----------------------------------------
Total                                    $ 811,232                  $ 99,055